SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 13D/A*
                    Under the Securities Exchange Act of 1934
                   INTERACTIVECORP (FORMERLY USA INTERACTIVE)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   45840Q 10 1
                                 (CUSIP Number)

                          George E. Bushnell III, Esq.
                      Vice President and Corporate Counsel
                             Vivendi Universal, S.A.
                                800 Third Avenue
                            New York, New York 10022
                                 (212) 572-7000
            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                 October 8, 2003
             (Date of Event which Requires Filing of this Statement)
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           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






-------------------------
* Note: This statement constitutes Amendment No. 17 of a Report on Schedule 13D of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.) and Universal Studios, Inc. and Amendment No. 11 of a Report on Schedule 13D of Vivendi Universal, S.A.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of

                            UNIVERSAL STUDIOS, INC.,
        VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.)
                                       and
                             VIVENDI UNIVERSAL, S.A.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                  in respect of

                                 INTERACTIVECORP

           This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of InterActiveCorp, a Delaware corporation (formerly "USA Interactive" and prior thereto, "USA Networks, Inc.") ("IAC" or the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) Universal Studios, Inc., a Delaware corporation ("Universal") and Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), a Canadian corporation ("VU Canada"), on February 24, 1998 (the "Universal Schedule 13D"), and (ii) Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal" and, together with Universal and VU Canada, each, a "Reporting Person"), on August 2, 2001 (the "Vivendi Schedule 13D"), are each hereby amended and supplemented to include the information set forth herein. This Report on
Schedule 13D constitutes Amendment No. 17 to the Universal Schedule 13D and Amendment No. 11 to the Vivendi Schedule 13D. The Universal Schedule 13D and the Vivendi Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

           Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 4.              Purpose of the Transaction

           The information contained in Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following information:

           On October 8, 2003, General Electric Company ("GE"), National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc. ("NBC"), Universal Studios Holding III Corp. ("USH3") and Vivendi Universal entered into a business combination agreement and related agreements providing for the combination of NBC and Vivendi Universal Entertainment LLLP (the "Partnership") to form a new company to be called NBC Universal. NBC Universal will be 80%-owned by GE and, subject to certain adjustments, 20%-owned by USH3, a subsidiary of Vivendi Universal.

           As a part of the proposed business combination, Vivendi Universal will contribute its holdings of Universal securities to NBC Universal and, by virtue of that contribution, NBC Universal will become the beneficial owner of the securities of the Company held by Universal. Accordingly, the consummation of the proposed transactions would result in a material change in the amount of shares of Common Stock and Class B Common Stock owned by Vivendi Universal and its affiliates.


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
           Under agreements with the Company, Universal and its affiliates must continue to hold the securities of the Company currently held by it and its affiliates generally free of liens and in special purpose entities until satisfaction of the put or call on the Class B preferred interests in the Partnership (held by the Company), which can occur no earlier than May 2022. Mr. Diller will continue to hold an irrevocable proxy on all such securities pursuant to the Stockholders Agreement and the Letter Agreement, dated March 31, 2003, from Vivendi Universal and Universal.

           Prior to the closing of the proposed business combination, Vivendi Universal may commence negotiations with the Company to restructure the preferred and common interests in the Partnership (collectively, "Partnership Interests") held by the Company and, as part of such restructuring, all or any portion of the shares of Common Stock and Class B Common Stock owned by Vivendi Universal and its affiliates may be exchanged with the Company, or released and sold, in consideration for the modification or elimination of all or part of the Partnership Interests held by the Company. No obligation exists on the part of Vivendi Universal or the Company to commence any negotiations or undertake any restructuring involving Partnership Interests held by the Company or Company securities owned by Vivendi Universal and its affiliates. There can be no assurance that any such restructuring will be negotiated or consummated, or that any Company securities owned by Vivendi Universal and its affiliates will be so exchanged, or released and sold.

           Depending on market conditions and other factors, and subject to any restrictions contained in the agreements previously filed as exhibits to this
Schedule 13D, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions contained in the agreements previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

           Except as described herein or contained in the agreements previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.


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
                                  SIGNATURES


           After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

           Dated:  November 4, 2003
                                         UNIVERSAL STUDIOS, INC.

                                         By:  /s/ Karen Randall
                                             -----------------------------------
                                             Name:  Karen Randall
                                             Title: Executive Vice President and
                                                    General Counsel

                                         VIVENDI UNIVERSAL CANADA INC.

                                         By: /s/ George E. Bushnell III
                                            ------------------------------------
                                             Name: George E. Bushnell III
                                             Title:Secretary

                                         VIVENDI UNIVERSAL, S.A.

                                         By: /s/ George E. Bushnell III
                                             ----------------------------------
                                             Name:  George E. Bushnell III
                                             Title: Vice President




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